Exhibit 99.1

Adlai Nortye Announces $150.0 Million Private Placement Equity Financing

SINGAPORE and NORTH BRUNSWICK, N.J., April 16, 2026 (GLOBE NEWSWIRE) -- Adlai Nortye Ltd. (Nasdaq: ANL) (the “Company” or “Adlai Nortye”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced that it has entered into a securities purchase agreement for a private investment in public equity financing that is expected to result in gross proceeds of approximately $150.0 million, before deducting placement agent fees and other private placement expenses.

The oversubscribed transaction includes participation from both new and existing institutional investors. New investors include Soleus Capital, Perceptive Advisors, ADAR1 Capital Management, MPM BioImpact, Octagon Capital, Eventide Asset Management and Kalehua Capital, ,DAFNA Capital Management, etc.with additional participation from existing investors including Cormorant Asset Management, Columbia Threadneedle Investments, Balyasny Asset Management, Casdin Capital, Squadron Capital Management and Superstring Capital Management, etc.

In the private placement, the Company is selling 11,320,755 ADSs, at a price of $13.25 per ADS, which equals the closing price of the Company’s ADSs on the Nasdaq Global Market on April 15, 2026. The private placement is expected to close on April 17, 2026, subject to the satisfaction of customary closing conditions.

Carsten Lu, Chairman and Chief Executive Officer of Adlai Nortye, said, “We are delighted to have brought together this group of high-quality healthcare investors to support Adlai Nortye and our innovative, potentially best-in-class RAS-targeting therapies. We thank our investors for their confidence in the broad potential of our RAS-targeting pipeline and our next-generation ADC payload platform, RASiCATM, as well as their commitment to our mission to transform deadly cancer into a chronic and eventually curable disease.”

Leerink Partners, Cantor, Lucid Capital Markets, H.C. Wainwright & Co. and Jones are acting as joint placement agents for the private placement.

The securities being issued and sold in this private placement have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements. Adlai Nortye has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the ADSs issued in the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Adlai Nortye

Adlai Nortye (Nasdaq: ANL) is a global clinical-stage company at the forefront of discovering and developing innovative cancer therapies. Leveraging its dual R&D presence in the United States and China, Adlai Nortye is building a robust pipeline of drug candidates focused on two key areas where it believes it can make a significant difference. (1) RAS-targeting therapies: Adlai Nortye is tackling RAS-driven cancers with AN9025, an oral pan-RAS(ON) inhibitor, and AN4035, a CEACAM5-targeting ADC delivering a potent pan-RAS(ON) inhibitor directly to the tumor. (2) Next-generation cancer immunotherapies: Adlai Nortye’s drug candidates, AN8025 (a tri-functional fusion protein of αPD-L1 x CD86 variant x LAG3 variant), a T-cell and antigen-presenting cell modulator, and AN4005 (a first-in-class oral small-molecule PD-L1 inhibitor), are designed to activate cancer immunity in novel ways.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. All statements other than statements of historical facts contained in this press release are forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the expected closing date of the private placement; cash operating runway; and the intended use of proceeds. These and other risks are described in greater detail under the section titled “Risk Factors” contained in the company’s Annual Report on Form 20-F and earnings release on Form 6-K and the Company’s other filings with the SEC. Any forward-looking statements that the Company makes in this press release are made pursuant to the Private Securities Litigation Reform Act of 1995, as amended, and speak only as of the date of this press release. Except as required by law, the company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Company contact:

Investor Relations

Email: ir@adlainortye.com